

May 19, 2010

By U.S. Mail and Facsimile to: (810) 766-6938

Charles D. Christy
Executive Vice President and Chief Financial Officer
Citizens Republic Bancorp, Inc.
328 S. Saginaw Street
Flint, MI 48502

> **Re: Citizens Republic Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 001-33063**

Dear Mr. Christy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Potential Administrative Action, page 13

1.   We note your disclosure that you expect that the Holding Company and Citizens Bank will become subject to the issuance of a formal administrative action, probably in the form of a written agreement, due to their high level of nonperforming assets and the resulting impact on its earnings. We were unable to locate updated disclosure addressing this potential outcome in subsequent filings. To the extent you have received any formal or informal, written or unwritten

guidance from your banking regulators which is likely to have a material impact on your results of operations, liquidity, capital, or financial position, please confirm, if true, that you have clearly disclosed the material effects of such guidance. If not, please revise your future filings to provide such disclosure.

2.   Please revise to include a discussion of the potential impact on your shareholders of noncompliance with the terms of any potential action.

Management's Discussion and Analysis…, page 30

Pre-Tax Pre-Provision Core Operating Earnings, page 32

3.   In your future filings including furnished information, please revise to conspicuously label all non-GAAP measures as such.

4.   Please address the following regarding your measure titled Pre-tax pre-provision core operating earnings:

- You state on page 32 that "Citizens believes presenting pre-tax pre-provision core operating earnings provides investors with the ability to better understand Citizens' underlying operating trends separate from the direct effects of the impairment charges, net loss on debt extinguishment, credit issues, fair value adjustments, challenges inherent in the real estate downturn and other economic cycle issues and displays a consistent core operating earnings trend before the impact of these challenges." Please revise your future presentations to provide an expanded explanation of why management believes this is a relevant and useful measure for investors considering that each of these items is integral to generating the earnings of a financial institution and reflect the effects of the decisions made by management in operating your financial institution. Please revise to address the limitations of the usefulness of the measure in order to balance your revised disclosures.

- The title "Pre-tax pre-provision core operating earnings" is inappropriate because it does not accurately reflect the adjusted measure as presented. To the extent you continue to present this or a similar measure, revise the title accordingly.

- Further, it is not appropriate to characterize such charges as unrelated to your core operations since all the charges reflect the on-going operations of a financial institution, albeit some of which are amplified by the current point in the economic cycle.

- Your reference to the "core operating earnings" is also confusing as the concept of "operating earnings" does not relate to presentations pursuant to

Article 9 of Regulation S-X. Further, it would be difficult to see how most of not all of the charges you are excluding are not central to the ongoing operations of a financial institution.

- Similarly, the language presented on page 32 appears to imply that such charges are non-recurring, which would be factually inaccurate.

Subsequent Events, page 40

5. We note the discussion of the sale of F&M to Great Western Bank. Please revise your future filings to disclose the reasons for the sale and the anticipated impact on the company's financial condition and results of operations. We note, for example, the discussion on page 4 of your February 24, 2010 investor presentation. In your response, please provide us with your proposed revised disclosure.

Loan Portfolio, page 50

6. Please revise this section to provide disclosures that address the following:

- Please quantify the underwriting criteria you use to underwrite your various loan products, including loan to value ratios, credit scores, collateral margins, debt to income ratios, credit scores, etc. Disclose whether or not you underwrite adjustable rate loans at the fully indexed rate. Please ensure that you discuss any material deviations from your general underwriting criteria.

- Please discuss the levels of documentation required for your loan products, clarifying if you have underwritten any "no-doc/low doc" or "stated income/stated asset" loans or any variations thereof.

- We note your disclosure on page 53 that you have not originated sub-prime, initial teaser rate and negative amortization loans in over three years. Please quantify the amount of sub-prime, initial teaser rate and negative amortization loans held in your portfolio from originations prior to that time. Describe the terms and underwriting criteria you used for each of these loan products. Disclose the amount of interest income recorded in each period presented that was related to negative amortization loans.

- Describe the terms of the loans originated in 2009 that were underwritten to non-GSE standards.

- Please revise to provide more transparency around your obligation to repurchase loans previously sold. Quantify the amount of the loans; whether you have repurchased sold loans to date and, if so, disclose the amounts of loans repurchased and identify the periods in which the repurchases were made; and whether or not you maintain a provision for repurchase commitments.

Nonperforming Assets, page 56

7.   Please revise to provide a description of your loan restructuring and workout activities, including a quantified breakdown and discussion of the material terms of the loan modifications made under these and any other modification programs you have. Disclose if you have made modifications, such as extensions, etc., to any loans that you do you not consider troubled debt restructurings and, if so, describe them.

Allowance for Loan Losses, page 56

8.   We note that the allowance for loan losses as a percentage of nonperforming loans decreased approximately 14% in 2009 from 2008 and that nonperforming loans increased approximately 55% over the same period. We also note the significance of charge-offs in 2009 to the allowance for loan losses at the beginning of the period and the amount of charge-offs in 2009 as a percent of nonperforming loans at the end of 2008. Please revise to provide a discussion that compares and contrasts the statistics depicted by the relationship of the allowance for loan losses and nonperforming assets and describe how management considered them in developing the provision in 2009. Describe how the difference in the types of underlying loans affected this process and discuss the historical migration of nonperforming loans to charge-offs. Clarify, if true, that you do not expect nonperforming loans to charge-off at the same rate in 2010 as they did in 2009.

9.   Please revise to provide an expanded discussion of when and how often you obtain updated appraisals for your loan products in measuring and identifying impairment, including the nature of any adjustments made to them in measure loan impairment and how you consider appraisals on individual loans in relation to your entire portfolio, particularly considering the significant deterioration of real estate values in your markets. We note the disclosure regarding adjustments to appraisals in the footnotes to the financial statements. Consider the need to cross reference this discussion to the nonperforming assets section where you mention collateral values.

10.   You state on page 26 that one of the qualitative factors considered by management in computing your allowance for loan losses was the impact of loan modification programs.   Please revise your future filings to clearly describe the impact of loan modification programs on asset quality and how such

modifications are considered in your determination of the allowance for loan losses.

11. Please revise your allocation of the allowance for loan losses on page 59 to separately report the amounts allocated to your Commercial loans from your Commercial Real Estate loans, to be consistent with your breakdowns by loan categories elsewhere.

Goodwill, page 60

12. Please address the following regarding your recent impairment charges related to goodwill.

   a. Provide us with the major assumptions used in the interim goodwill impairment analysis that you performed in early 2009 and used in identifying the potential for impairment (Step 1) and in measuring the amount of the impairment (Step 2).

   b. Similarly provide us with the assumptions underlying your analysis performed at the end of 2009, which you disclose as having been performed under Step 1. Please ensure you provide a complete description of all material assumptions including but not limited to the following:

      o the 10 year growth rate in revenues;
      o the terminal values based on estimated future growth rates;
      o the discount rates based on capital asset pricing models; and
      o the cash flows used as a baseline for your model.

   c. Tell us how you determined your assumptions are reasonable. Specifically tell us how these cash flows compare to the historical cash flows for this reporting unit. Clearly describe how you determined that a 13% discount rate was sufficient and appropriate.

   d. Revise your future filings to describe the basis for any changes in assumptions you made between the Step 1 performed in early 2009 and the annual test later in 2009.

   e. Please explain to us and more clearly disclose in future filings the basis for the allocation of goodwill to F&M that is discussed in footnote 20 to the financial statements.

   f. Describe any other quantitative or qualitative information considered when concluding that your goodwill in the Local Consumer Lending – Cards reporting unit was not impaired.

Financial Statements
Note 1. Summary of Significant Accounting Policies

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase, page 73

13.   You disclose here that you "generally" account for such transactions as collateralized financings. Please revise to define the nature of such transactions which you do not account for as collateralized financings. Please revise your future filings to quantify the amount sold at each balance sheet date and the average amount sold for the periods presented. Disclose how you calculated the average amount.

Executive Compensation, page 119

14.   It does not appear that you have included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Exhibits and Financial Statement Schedules, page 121

15.   It appears that the order granting confidential treatment for information you excluded from Exhibit 10.45 expired on March 20, 2009. Please refile that exhibit in its entirety or tell us why you are not required to do so. Refer to Staff Legal Bulletin No. 1 at III.A.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Cline at (202) 551-3851 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief